UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 15)

Genomic Health, Inc
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

37244C101
(CUSIP Number)

Leo Kirby 667 Madison Avenue, 21st Floor New York, NY 10065 (212) 339-5633
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 37244C101	Page 2 of 10 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Baker Bros. Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,349,534
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,349,534
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,349,534
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5%
14		TYPE OF REPORTING PERSON (See Instructions) IA

Page 2 of 10 Pages

SCHEDULE 13D

CUSIP No. 37244C101	Page 3 of 10 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,572,931
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,572,931
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,572,931
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.2%
14		TYPE OF REPORTING PERSON (See Instructions) IN, HC

Page 3 of 10 Pages

SCHEDULE 13D

CUSIP No. 37244C101	Page 4 of 10 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,523,431
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,523,431
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,523,431
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.0%
14		TYPE OF REPORTING PERSON (See Instructions) IN, HC

Page 4 of 10 Pages

This Amendment No. 15 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Julian C. Baker and Felix J. Baker. Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

On April 12, 2012, Baker Bros. Advisors, LLC (the “Adviser”), Baker Brothers Life Sciences, L.P, 14159, L.P., 667, L.P., Baker Bros. Investments, L.P., Baker Bros. Investments II, L.P., and Baker Tisch Investments, L.P. (the “Funds”), and the general partners of the Funds entered into an amended and restated management agreement (the “Management Agreement”) which gave the Adviser complete and unlimited discretion and authority with respect to the Fund’s investments and voting power over investments. The general partners of the Funds relinquished all discretion and authority with respect to the Fund’s investments and voting power over investments. In connection with the services provided by the Adviser to the Funds, the Adviser receives a management based fee that does not confer any pecuniary interest.

Item 2.	Identity and Background.

Item 2 is restated as follows:

(a) The Reporting Persons are:

1.	Baker Bros. Advisors, LLC
2.	Felix J. Baker; and
3.	Julian C. Baker

(b) The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors, LLC

667 Madison Avenue, 21st Floor

New York, NY 10065

(212) 339-5633

(c) The principal business of Julian C. Baker and Felix J. Baker is to serve as a managing member of the Adviser (an entity engaged in investment activities). Julian C. Baker and Felix J. Baker are each 50% Managing Members of the Adviser.

Certain securities of the Issuer are owned directly by 667, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are owned directly by Baker Bros. Investments, L.P., a limited partnership the sole general partner of which is Baker Bros. Capital, L.P., a limited partnership the sole general partner of which is Baker Bros. Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Bros.Capital (GP), LLC.

Certain securities of the Issuer are owned directly by Baker Bros. Investments II, L.P., a limited partnership the sole general partner of which is Baker Bros. Capital, L.P., a limited partnership the sole general partner of which is Baker Bros. Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Bros.Capital (GP), LLC.

Certain securities of the Issuer are owned directly by Baker Tisch Investments, L.P., a limited partnership the sole general partner of which is Baker Tisch Capital, L.P., a limited partnership the sole general partner of which is Baker Tisch Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Tisch Capital (GP), LLC.

Page 5 of 10 Pages

Certain securities of the Issuer are owned directly by Baker Brothers Life Sciences, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

Certain securities of the Issuer are owned directly by 14159, L.P., a limited partnership the sole general partner of which is 14159 Capital, L.P., a limited partnership the sole general partner of which is 14159 Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of 14159 Capital (GP), LLC.

Certain securities of the Issuer are owned directly by FBB Associates, a Delaware general partnership. As the sole partners of FBB Associates, Julian C. Baker and Felix J. Baker may be deemed to be the indirect beneficial owners of such securities under Rule 16a-1(a)(2) promulgated under the Exchange Act. However, pursuant to Rule 16a-1(a)(4) promulgated under the Exchange Act, each of Julian C. Baker and Felix J. Baker disclaims beneficial ownership of such securities, except to the extent of his respective pecuniary interest therein. Julian C. Baker is a director of the Issuer.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the persons listed in Item 2(a) and (c) above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Baker Bros. Advisors, LLC is a limited liability company organized under the laws of the state of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Except as otherwise disclosed in this or any previously filed Schedule 13D, all previous purchases were made with the working capital of the Fund purchasing the securities.

Item 5.	Interest in Securities of the Issuer.

Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 15 are incorporated herein by reference. Set forth below is the aggregate number of shares of Common Stock held directly by the holders listed below, including shares that maybe acquired upon exercise of Options as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that such number represents based upon 29,986,198 shares outstanding, as reported on the Issuer’s SEC Form 10-K filed on March 14, 2012. Such percentage figures are calculated in accordance with Rule 13d-3 under the Exchange Act.

Name	Number of Shares	Percent of Class Outstanding
Baker Bros. Investments, L.P.	173,897	0.6%
Baker Bros. Investments II, L.P.	13,238	0.0%
667, L.P.	1,484,977	4.9%
Baker Brothers Life Sciences, L.P.	8,255,421	27.5%
14159, L.P.	227,840	0.8%
FBB Associates	173,897	0.6%
Baker/Tisch Investments, L.P.	194,161	0.7%
Julian C. Baker	49,500	0.1%

Total	10,572,931	35.2%

Page 6 of 10 Pages

By virtue of the Management Agreement, the Reporting Persons may be deemed to be beneficial owners of shares owned by the Funds and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities. Julian C. Baker and Felix J. Baker are also the sole partners of FBB Associates, a general partnership, and as such may be deemed to be beneficial owners of shares owned by FBB Associates and may be deemed to have the power to vote or direct the vote and dispose or direct the disposition of those shares.

Julian C. Baker is a Director of the Issuer.

The Reporting Persons disclaim beneficial ownership of the securities held by each of the Funds and FBB Associates, and this Amendment No. 15 shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) of for any other purpose.

(c) The following transactions in Common Stock were effected by the entities noted below using working capital of the applicable purchasing fund since the last amendment to this Schedule 13D. All transactions were effected in the open market directly with a broker-dealer. Except as disclosed below and in previous amendments to this Schedule 13D, none of the Reporting Persons has effected any other transactions in Common Stock during the past sixty days.

Name	Date	Number of Shares	Transaction	Price/ Share
667, L.P.	3/7/2012	2,346	Purchase	29.8792
Baker Brothers Life Sciences, L.P.	3/7/2012	22,071	Purchase	29.8792
14159, L.P.	3/7/2012	583	Purchase	29.8792
667, L.P.	3/8/2012	2,162	Purchase	30.3638
Baker Brothers Life Sciences, L.P.	3/8/2012	19,513	Purchase	30.3638
14159, L.P.	3/8/2012	516	Purchase	30.3638

(d) Except as disclosed in this or any previously filed Schedule 13D, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities to which this schedule related.

(e) not applicable.

Page 7 of 10 Pages

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1.	Agreement regarding the joint filing of this statement.

Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 23, 2012

BAKER BROS. ADVISORS, LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

Page 9 of 10 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13D relating to the Common Stock, $0.0001 par value, of Genomic Health, Inc. is being filed with the Securities and Exchange Commission on behalf of each of them.

April 23, 2012

BAKER BROS. ADVISORS, LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

Page 10 of 10 Pages